SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2003

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

July 31, 2003	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures new drilling contract for West Alpha

Stavanger, Norway (July 14, 2003)

Statoil has awarded a letter of intent to Smedvig for the assignment of the fourth generation drilling rig West Alpha.

The contract includes production drilling on the Kristin field in the Norwegian Sea. The contract has a duration of 12 months with options for four additional periods of three months each. The estimated contract value for the firm part of the contract is approximately US$ 40 million.

West Alpha is currently drilling for Statoil on the Heidrun field, an assignment that is scheduled to be completed in the fourth quarter. The new contract is expected to start ultimo February next year in direct continuation of a periodical survey including modifications of the unit.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

Court rulings in the Balder dispute

Stavanger, Norway (July 30, 2003)

The Stavanger District Court reached today its decision in the dispute between Smedvig and Esso with regard to the completion of the Balder production vessel. The court concluded that Esso had the right to terminate the sales and purchase contract and the operating contract. On the other hand, the court has concluded that all contractual limitations of responsibility are applicable. Furthermore, the court has rejected Esso’s claim of gross negligence on Smedvig’s part. Smedvig has to pay NOK 509 million to Esso as compensation for completion and guarantee work and USD 3.5 million as part refund of the purchase price. In addition to these amounts, a preliminary estimated net interest of NOK 150 million will apply.

Esso has to pay Smedvig NOK 23.5 million as compensation for extra work, undisputed change orders and income earned under the operations agreement.

The court concluded that each party is responsible for their own litigation costs.

Smedvig’s contract with Esso is, on most issues, “back-to-back” with the building contract with the construction yard in Singapore. Any claims for damages Smedvig is instructed to pay Esso in a final ruling, will be claimed from the yard and under relevant insurance coverage.

The results of the ruling will be reflected in the Company’s results for the second quarter this year.

“We are disappointed with the court’s decision, and must conclude that we did not succeed in convincing the Stavanger District Court of our view. On the other hand, it should be pointed out that Esso has only succeeded with less than 20 percent of its total claim. We will now use the next four weeks to assess whether or not we will appeal the ruling. Should the ruling be final, Smedvig has the financial strength to cover this loss from its own cashflow and existing loan arrangements”, says CEO Kjell E Jacobsen in Smedvig asa.

Media Contact:

Kjell E Jacobsen, Chief Executive Officer +47 51 50 99 19

Analyst Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Jim Dåtland, Investor Relations Manager + 47 51 50 99 19

A press conference regarding the Balder court decision will be arranged at July 30 at 4:15 p.m. Norwegian time, at Finnestadvn. 28, Stavanger.

In addition, a telephone conference will be arranged July 30, at 12:00 a.m. New York time, 6:00 p.m. Norwegian time. Call-in numbers are from Norway and Europe: + 1 706 679 7077, from the USA: 800 938 1019. Replays are available from 03:00 p.m. (NY) 7 July, until 11:59 p.m. (NY) 8 August, at + 1 706 645 9291 (Int.), 800 642 1687 (US), access code 1759139.

Please note that this news release and the statements included therein are based on the court’s short summary of the rulings. Smedvig makes reservation with regard to the complete content of the rulings, as this has not yet been examined in detail.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

ATTACHMENTS TO THE NEWS RELEASE:

Attachment 1

Copy of Stavanger District Court’s summary of the ruling

Attachment 2

Overview of the Balder dispute

Unofficial translation from Norwegian

STAVANGER DISTRICT COURT

makes known:

In the year 2003, on 30 July, a Court meeting was held at the leased premises of Stavanger District Court in Dusavik, Stavanger, Norway.

Presiding:	District Court Judge Astrid Lærdal Frøseth

Deputy Judge:	District Court Judge Arne Landmark

Expert Lay Assessors:	Bjørn Johansen
Ole Børre Lilleengen

Deputy Expert Lay Assessor:	Olav. K. Christiansen

Clerk of the Court:	Else Lange Rønneberg

Case No.:	98-00401 A

Plaintiffs in the main action and
Defendant in the cross-action:	Smedvig Production Contracting KS
Finnestadveien 28, N-4084 Stavanger (Norway)
P.O. Box 110, N-4001 Stavanger

Smedvig asa
Finnestadveien 28, N-4084 Stavanger
P.O. Box 110, N-4001 Stavanger

Plaintiff in the main action:	Smedvig Offshore AS
Finnestadveien 28, N-4084 Stavanger (Norway)
P.O. Box 110, N-4001 Stavanger

Counsel:	The law firm Thommesen Krefting Greve Lund AS Represented by the Attorneys Jørgen Lund, Stephen Knudtzon, Pål W. Lorentzen and Eirik Vikanes
P.O. Box 1484 Vika, N-0116 Oslo (Norway)

Defendant in the main action
and Plaintiff in the cross-action:	Esso Exploration and Production Norway AS
Grenseveien 6, N-4313 Sandnes (Norway)
P.O. Box 60, N-4064 Stavanger

Counsel:	The law firm Schjødt AS Represented by Attorneys A.C. Høeg Rasmussen, Thorbjørn Gjerde, Vidar Strømme and Tarjei Thorkildsen
P.O. Box 2444 Solli, N-0201 Oslo

In the matter of:	Contractual dispute

Present:	The members of the Court only

Following consultation and voting in camera, the following unanimous judgment

was pronounced in public:

EXECUTIVE SUMMARY OF JUDGMENT

The case concerns a dispute concerning settlement following termination of a purchase agreement and operations agreement. On 15 November 1995, Smedvig asa and Smedvig Production Contracting KS (Smedvig) concluded an Agreement for Sale and Production of Production Vessel SPU 380 (SPA) and an Integrated Operations Organization Agreement (the IOO Agreement) with Esso Exploration and Production Norway AS (Esso) concerning SPU 380, a floating oil production facility subsequently named Balder FPU. Balder FPU was built in Singapore by the shipyard Far East Levingston Shipbuilding Limited, later changed to Keppel FELS Ltd. (KFELS) pursuant to the building contract between Smedvig and KFELS. Esso took delivery of Balder FPU on 8 March 1997, while Balder FPU was berthed at the shipyard Offshore & Marine AS (O&M) in Sandnes, Norway, where the largest part of the processing equipment was installed. Following this, Balder FPU was berthed at the shipyard UiE Scotland Limited (UiE) in Glasgow for the execution of modification work for the account of Esso and carryover and guarantee work for the account of Smedvig. Esso terminated the purchase agreement and the operations agreement on 17 October 1997, but retained Balder FPU. Since September 1999 Balder FPU has been in operation on the Balder Field on the Norwegian Continental Shelf.

Smedvig has brought legal action against Esso. Esso has filed a cross-action. In the main action, Smedvig has claimed payment of an outstanding purchase amount in an amount not exceeding USD 46,500,000 with interest, payment for supplementary work in an amount not exceeding NOK 79,857,090 with interest, NOK 55,000,000 for loss of income under the terms of the IOO Agreement and compensation and remedy for non-economic loss due to unjustified termination and Esso’s incorrect and defamatory criticism of Smedvig in the media in amounts not exceeding NOK 2,000,000,000 and NOK 5,000,000 respectively. In addition, Smedvig claim legal costs in both actions. Esso claims that judgment be passed in their favour in the main action.

In the main action the parties are agreed that Esso shall pay Smedvig NOK 6,349,194 with the addition of interest in respect of the change orders under SPA. Moreover, the parties agree that Esso shall pay Smedvig Offshore AS NOK 13,119,339 with interest, an amount earned under the terms of the IOO Agreement up to time of termination.

In the cross-action, Esso has claimed payment for carryover work, guarantee work and coverage of other expenses in an amount not exceeding NOK 2,717,073,000 with the addition of interest and with the deduction of the agreed items in the main action, and USD 3,500,000 with interest in refund of the excess purchase amount. In addition, Esso claim legal costs in both actions. Smedvig has claimed that judgment be passed in their favour in the cross-action.

The Court finds that Esso’s termination of the SPA and the IOO Agreement was justified. In the main action Esso is ordered to pay to Smedvig Production Contracting KS the amount of NOK 4,093,289 as payment for supplementary work and NOK 6,349,194 for uncontested change orders under SPA, in addition to NOK 13,119,339 to Smedvig Offshore AS as the amount earned under the IOO Agreement, all amounts with the addition of interest. Judgment is in favour of Esso with regard to payment of compensation for loss in connection with the winding up of Smedvig’s business area mobile petroleum production etc. and remedy for non-economic loss. In the cross-action Smedvig Production Contracting KS and Smedvig asa are ordered to pay to Esso Exploration and Production Norway AS the amount of NOK 509,000,000 in payment for carryover work and guarantee work and USD 3,500,000 in refund of excess purchase amount paid, both amounts with the addition of interest. In both actions the parties shall pay their own legal costs.

Final judgment:

In the main action:

1.	Esso Exploration and Production Norway AS is ordered to pay to Smedvig Production Contracting KS the amount of NOK 4,093,289 – four million and ninety-three thousand two hundred and eighty-nine Norwegian kroner – with the addition of 1 – one – month’s LIBOR as at 13 July 1997 plus 2 – two – percent annual interest annually from 13 July 1997 until such time as payment is made (payment for supplementary work).

2.	Esso Exploration and Production Norway AS is ordered to pay to Smedvig Production Contracting KS the amount of NOK 6,349,194 – six million three hundred and forty-nine thousand one hundred and ninety-four Norwegian kroner – with the addition of 1 – one – month’s LIBOR as at 3 May 1998 plus 2 – two – percent annual interest from 3 May 1998 until such time as payment is made (uncontested change orders under SPA).

3.	Esso Exploration and Production Norway AS is ordered to pay to Smedvig Offshore AS the amount of NOK 13,119,339 – thirteen million one hundred and nineteen thousand three hundred and thirty-nine Norwegian kroner – with the addition of 12 – twelve – percent annual interest from 17 January 1998 until such time as payment is made (the amount earned under the terms of the IOO Agreement).

4.	Judgment is otherwise in favour of Esso Exploration and Production Norway AS.

5.	Time limit for performance of items 1, 2 and 3 is 2 – two – weeks from service of judgment.

6.	Legal costs are not awarded.

In the cross-action:

1.	Smedvig Production Contracting KS and Smedvig asa are ordered in solidum to pay to Esso Exploration and Production Norway AS the amount of NOK 509,000,000 – five hundred and nine million Norwegian kroner – with the addition of 1 – one – month’s LIBOR as at 22 December 1999 plus 2 – two – percent annual interest from 22 December 1999 until such time as payment is made (payment for carryover work and guarantee work).

2.	Smedvig Production Contracting KS and Smedvig asa are ordered in solidum to pay to Esso Exploration and Production Norway AS the amount of USD 3,500,000 – three million five hundred thousand US dollars – with the addition of 1 – one – month’s LIBOR as at 17 November 1997 plus 2 – two – percent annual interest from 17 November 1997 until such time as payment is made (refund of excess purchase amount paid).

3.	The time limit for performance of items 1 and 2 is 2 – two – weeks from service of judgment.

4.	Legal costs are not awarded.

* * *

Judgment to be served upon the parties by their respective counsels.

The time limit for lodging appeals is 1 – one – month from service of judgment.

Court adjourned.

Astrid Lærdal Frøseth

(signed)

Bjørn Johansen	Ole Børre Lilleengen
(signed)	(signed)

Attachment

OVERVIEW OF THE BALDER DISPUTE

The production vessel Balder FPU was constructed by Keppel Fels in Singapore and sold in November 1995 to Esso Norge AS for USD 296 million. At that time, the vessel was 75 percent complete. Balder FPU was delivered to Esso in March 1997 with adequate certificates. Esso moved the vessel to a shipyard in Scotland to complete their modification program in order to comply with certain new Balder-specific requirements, and to carry out other remaining work.

Smedvig and Esso are in agreement that certain work should be performed by Esso on Smedvig’s behalf. However, the parties disagree as to the amount of the outstanding work and the costs and procedures required for completion.

During the yard-stay in Scotland, Esso undertook comprehensive modifications and upgradings of the vessel above and beyond those specified in the sales and purchase agreement.

On October 17, 1997, Esso notified Smedvig that it terminated the operating contract for the Balder FPU, as well as the remaining part of the sales contract. The termination did not result in the vessel being redelivered to Smedvig. As of December 31, 2002, amounts owed to Smedvig by Esso under the sales contract totalled gross USD 47 million.

In April 1998, Smedvig filed a complaint against Esso in Stavanger District Court for unjustified termination and wilful breach of the sales contract and the operating contract for Balder FPU. In the complaint, Smedvig claims payment of the remaining purchase price under the sales contract plus compensation for unjustified termination and wilful breach of contracts up to a total of approximately NOK 2.6 billion. In its reply, filed in September 1998, Esso rejected Smedvig’s claim and brought counterclaims totalling NOK 4.5 billion against Smedvig. Esso’s net claim against Smedvig has later been reduced to approximately NOK 2.75 billion.

On March 6, 2000, the hearings of the dispute between Esso and Smedvig commenced in Stavanger District Court. The proceedings were completed on November 1, 2001. The Court’s decision was awarded on July 30, 2003.